TKNZ LAUNCH POST – 7/16/26

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T. Rowe Price: bringing crypto to Boomers since 2026.

Our Active Crypto ETF, #TKNZ, is available now.

Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus found here: https://prospectus-express.broadridge.com/summary.asp?doctype=pros&clientid=trowepll&fundid=87279N100

All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. See the prospectus for more detail on the fund’s principal risks.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

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Learn more at troweprice.com/crypto

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